DC
No Act
P.E. 3-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07050097

April 11, 2007

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/11/2007

Re: Exxon Mobil Corporation
Incoming letter dated March 19, 2007

Dear Mr. Morse:

This is in response to your letter dated March 19, 2007, which we received on March 26, 2007, concerning the shareholder proposal you submitted to ExxonMobil. On March 23, 2007, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, the Division grants the reconsideration request, and upon reconsideration, we are unable to concur in ExxonMobil's view that it may exclude the proposal under rule 14a-8(i)(3) as contrary to proxy rule 14a-8(h)(1). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

B

T. J. Gill
MAR 2 2 2007

Robert D Morse
212 Highland Ave.
Moorestown, NJ 008057-2717

March 19,2007
Ph: 856-235-1711

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Request for deletion Mar 16, 2007
by ExxonMobil Corporation.

Ladies & Gentlemen:

Today, I received request copy to your office to change your decision and to allow deletion of my proposal for 2007.

This action proves that the "friendly call" I received at a time I started to prepare dinner was really a "ploy" to again open up the matter for a claim that I did not intend to have the proposal represented at the meeting. What was said, was that I could not attend, but the matter of contacting someone to be a substitute still remains open, when I see the other proponent's [if any] names and addresses, whom may be happy to oblige, or any shareowner who might contact me.

I was again requested to withdraw, and I replied that it would not be fair to other companies whom complied.

The "exhibits" supplied by ExxonMobil show that my proposal was written on October 28, 2006 and received by Nov. 03 2006 [proof of ownership stamp on my letter] There was ample [3 months] time interval between to start an earlier request. Now, Counsel Lisa K. Bork is requesting the staff ignore the 80 day deadline to claim a non-existent statement that I had "relinquished" all possibilities of obtaining an alternate who would attend on my behalf.

When we consider the gracious manner I acknowledged, that The Secretary would introduce My Proposal [March 2, 2007 exhibit letter Pg, 2, Par 3] in my absence, this is a complete turnaround in approach, and with ample previous filing time expired, my Proposal should be printed as approved.

Encl. 6 copies for S.E.C.
1 copy for ExxonMobil Corp.

Sincerely,

Robert D Morse
Robert D. Morse

END